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                                                                   Sub-Item 77C

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

           INVESCO VAN KAMPEN TRUST FOR INVESTMENT GRADE MUNICIPALS

An Annual Meeting ("Meeting") of Shareholders of Invesco Van Kampen Trust for Investment Grade Municipals (the "Fund") was held on July 17, 2012. The Meeting was held for the following purpose:

(1). Elect two Class II Trustees, one by the holders of Common Shares and Preferred Shares voting together as a single class, and one Class II Trustee by the holders of Preferred Shares voting separately, each of whom will serve for a three-year term or until his or her successor has been duly elected and qualified.

The results of the voting on the above matter were as follows:

                                              Votes      Votes
                Matter                         For      Against
                ------                      ---------- ---------
                (1). Wayne W. Whalen....... 48,937,104 1,534,758
                     Linda Hutton Heagy(P).      2,733         0

The Meeting was adjourned until August 14, 2012, with respect to the following proposal:

(1). Approval of an Agreement and Plan of Redomestication that provides for the reorganization of the Fund as a Delaware statutory trust by the holders of Common Shares and Preferred Shares voting separately.

The results of the voting on the above matter were as follows:

                                   Votes     Votes   Votes   Broker
          Matter                    For     Against Abstain Non-Votes
          ------                 ---------- ------- ------- ----------
          (1). Common Shares.... 28,616,245 823,553 723,568 21,080,407
               Preferred Shares.      2,733       0       0          0

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(P)  Election of Trustee by preferred shareholders only.